CIRCOR International, Inc.
30 Corporate Drive, Suite 200
Burlington, Massachusetts 01803

January 12, 2017

VIA EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: CIRCOR International, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 23, 2016
Form 10-Q for the Period Ended October 2, 2016
Filed October 28, 2016
Form 8-K
Filed October 28, 2016
File No. 1-14962

Dear Mr. O’Brien:

This letter is submitted on behalf of CIRCOR International, Inc. (the “Company,” “CIRCOR,” “we,” “us,” or “our”) in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the year ended December 31, 2015, Form 10-Q for the period ended October 2, 2016, and Form 8-K filed on October 28, 2016 (file No. 1-14962) as set forth in the Staff’s letter dated and received by the Company on December 14, 2016. Further to our correspondence dated December 16, 2016, we have filed our response no later than January 13, 2017.

For reference purposes, the text of the Comment Letter has been reproduced in italics herein with responses below for each numbered comment.

Form 10-Q for the Period Ended October 2, 2016

Note 16. Subsequent Events, page 20

Comment No. 1
We note that you are realigning your organizational structure which will result in you continuing to have two reportable business segments. In connection with your revised business segments, please ensure that you provide the disclosures required by ASC 280-10-50-21. Your disclosures should address the types of products and services from which each reportable segment derives its revenues as well as how you determined your reportable segments, including if operating segments have been aggregated. Please also ensure that you discuss the impact of the realignment on your determination of reporting units for purposes of goodwill impairment testing pursuant to ASC 350-20.

Response: We acknowledge the Staff’s comment and will, in future Form10-Q and 10-K filings continue to fulfill the requirements of ASC 280-10-50-21 by specifically disclosing the types of products and services from which each reportable segment derives its revenues, as well as how we determined our reportable segments (including if operating segments have been aggregated). In addition, we will discuss the impact of our organizational structure realignment on our determination of reporting units for purposes of goodwill impairment testing pursuant to ASC 350-20 in our Form10-K to be filed in February 2017.

Supplementally to the Staff, we note the following:

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Our organizational structure has evolved since our CEO, the Chief Operating Decision Maker, joined CIRCOR in 2013 and focused our mission as a diversified flow control company. The realignment of our organizational structure is consistent with CIRCOR's simplification program whereby our organizational structure is focused on growth, by better aligning our operating segments with end markets.

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We will disclose two reportable business segments and two operating segments. In addition, as a result of the realignment, we will evaluate three reporting units for purposes of goodwill impairment testing. We will continue to disclose our determination of reporting units for purposes of goodwill impairment testing within our Summary of Significant Accounting Policies footnote in our Form10-K.

Management’s Discussion and Analysis, page 21

Comment No. 2
We note that there have been significant changes in your effective tax rate in recent periods. Specifically, the effective rate was 20.4% for 2014, 56% for 2015, and 9.9% for the nine months ended October 2, 2016. There appear to be multiple factors contributing to these fluctuations which include foreign losses in Brazil with no tax benefits, tax benefits on the repatriation of foreign earnings, additional tax expense related to an underaccrual and tax expense on a settlement with Italian tax authorities. Please address the following:

•	In your discussion of the effective tax rate, please quantify the extent to which each significant factor contributed to the fluctuation in the effective tax rate from period to period;

Response: We acknowledge the Staff’s comment and propose to include in future filings an expanded narrative version of our disclosures in the following form. The content of this disclosure, with underlined text representing added or revised disclosure, will be applied prospectively in our Forms 10-K and 10-Q.

The effective tax rate was 56.0% for the year ended December 31, 2015 compared to 20.4% for the same period of 2014. The primary drivers for the 2015 tax rate being 36.4 percentage points (“pts”) higher was an increase in foreign losses from Brazil with no tax benefit (38 pts), a 2014 valuation allowance adjustment related to US foreign tax credits (9 pts), and charges for a foreign tax audit that was settled in 2015 (5 pts). This was partially offset by lower taxed foreign earnings in 2015 (9 pts), as well as a 2015 valuation allowance adjustment for certain State net operating losses (7 pts).

Supplementally, we provide the following table below bridging the significant changes in our effective tax rate between the 2014, 2015, and 2016 periods:

•
Please help us better understand the nature of the additional expense recorded related to the underaccrual of tax expense and in a settlement with Italian authorities, including what periods the underaccrual and settlement relate to and the extent to which these factors impact the effective tax rate; and

Response: We acknowledge the Staff’s comment and supplementally note the following:

During 2015, we expensed $0.5 million for taxes which related to periods prior to 2014. These taxes related to foreign earnings for which a US tax provision should have been provided. We assessed the impact and determined that the adjustment was immaterial to the 2015 and prior period financial statements.

Separately, in 2015, we settled an audit with the Italian tax authorities for $2.2 million including interest. The audit related to tax withholding on a dividend paid by our Italian subsidiary to our Luxembourg subsidiary in 2009. Of the total settlement amount, $0.9 million was recorded in 2014 and the remaining $1.3 million was recorded in 2015.  The amount recorded in 2014 represented our best estimate, after weighing all of the available information, of an acceptable settlement amount. The actual settlement with the Italian tax authorities occurred in 2015, and was $1.3 million higher than our estimate at the end of 2014. In reaching the settlement, we considered the following qualitative factors which became apparent during our negotiations with the Italian tax authorities in 2015: (a) the increasingly negative public perception of US multi-national companies operating in beneficial tax jurisdictions such as Luxembourg, (b) the tax-related legal system and process in Italy which likely would have resulted in our dispute being appealed at the European Union level, (c) the likelihood that we would have to make a payment of the full assessed amount (unless we received a waiver which is uncommon) to the tax authorities before initiating any legal action, and (d) the fact that we would have incurred significant legal fees in disputing the assessment. As such we agreed to settle the audit and considered the additional $1.3 million tax expense recorded in 2015 to be a change in estimate.

The impact on the tax rate in 2014 and 2015 from these items was to increase the effective rate by 1.5% and 6.0%, respectively.

•	Please help us better understand why you are generating tax benefits rather than incurring tax expense on the repatriation of foreign earnings pursuant to ASC 740.

Response: We acknowledge the Staff’s comment and supplementally note the following:

In September 2016, after conferring with our Board of Directors, we committed to repatriating certain foreign earnings from our Luxembourg subsidiary to fund future acquisitions.  This action was an exception to our decision to permanently reinvest foreign earnings held by our Luxembourg subsidiary.  The actual repatriation occurred in December 2016. The tax benefit resulting from our repatriation decision was determined by comparing the US tax rate to the tax rate incurred on the accumulated pool of earnings in our Luxembourg subsidiary (our “Lux effective tax rate”). Since our Lux effective tax rate was greater than the US tax rate, we are required to record a tax benefit. This benefit represents foreign tax credits from the accumulated pool of foreign taxes in Luxembourg which can be used to reduce US taxes.  The net US tax benefit is estimated at $1.8 million. The primary driver that resulted in the accumulated pool of foreign taxes to be at a higher rate than the US tax rate is the losses incurred by our Brazilian subsidiary. For US tax purposes, the Company’s Brazilian results flow through and are consolidated with the Luxembourg subsidiary. Brazilian losses reduced the taxable income of our Luxembourg subsidiary’s earnings, thereby increasing the effective tax rate on such earnings.

Form 8-K Filed October 28, 2016

Use of Non-GAAP Measures, page 3

Comment No. 3
The face of your statements of income present a line item described as special charges, net. In your adjusted non-GAAP amounts presented in your Form 8-K, it appears that you adjust for these amounts as well as other items which in some cases are also described as special. For example, you refer to special acquisition amortization which is also excluded in your determination of non-GAAP income amounts. In this regard, please address the following:

•
Please help us better understand how you determine which amounts should be recorded in your special charges, net line item on your statements of income and/or excluded in your adjusted non-GAAP amounts;

Response: We acknowledge the Staff’s comment and supplementally note the following:

Management believes that disclosure of certain non-GAAP measures provides our investors with a useful perspective of underlying business and operational trends (i.e., trends excluding certain unusual items) as well as a supplemental measure of year-on-year results. Our non-GAAP measures are used in making operating decisions, allocating financial resources and for business strategy purposes. These measures may be useful to investors as they evaluate our business performance, including our future earnings potential and provide a view of our business results through the eyes of management.

CIRCOR has a long-standing “Special and Restructuring Charges” policy which is followed when assessing the accounting treatment of special charges and/or other transactions (gains / losses) which may be excluded in determining non-GAAP amounts. This policy provides a process for management to identify and evaluate amounts (gains / losses) recorded in our results which are not representative of our normal operations. This special and restructuring charges policy has been approved by our Audit Committee. It considers the nature of the items as well as how peer companies treat such items. All amounts recorded in our special charges, net line item, or excluded from our adjusted non-GAAP amounts, must be approved by the Corporate Finance team. As part of the quarterly close process, we communicate the nature and amounts of such items to our Audit Committee as well.

We provide disclosure on the nature of amounts excluded from our non-GAAP amounts, as well as a reconciliation to the most directly comparable GAAP financial measure within our quarterly earnings releases furnished to the SEC. Our Form10Q / 10K reporting methodology is to classify all such items within our special charges, net line item with the exception of: (a) restructuring related inventory charges which are recorded within the cost of goods sold line item and (b) amortization expense which may be recorded in either cost of goods sold or SG&A depending upon the nature of the intangible asset. If the item or transaction is normally recorded in cost of goods sold, we do not reclassify it to an operating expense. As a result, restructuring related inventory charges are recorded in cost of goods sold and fully disclosed in the notes to the financial statements with all other special charges.

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Pursuant to Item 10(e)(1)(i), please expand your disclosures to better explain why you believe these adjusted non-GAAP amounts provide useful information to investors regarding your results of operations. Your disclosures should address why excluding these amounts provide useful information to investors; and

Response: We acknowledge the Staff’s comment and will, in future filings, expand our disclosures to better explain why we believe these adjusted non-GAAP amounts provide useful information to investors regarding our results of operations. We will, in future filings, also better explain why excluding these amounts provide useful information to investors. We expect this disclosure to be included in filings which include non-GAAP measures and substantially reflect the following commentary:

“Our management uses these non-GAAP measures to gain an understanding of our comparative operating performance (when comparing such results with previous periods or forecasts). These non-GAAP financial measures are used by management in our financial and operating decision making because we believe they better reflect our ongoing business and allows for meaningful period-to-period comparisons. We believe these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. These non-GAAP financial measures also allow investors and other to compare the Company’s current financial results with the Company’s past financial results in a consistent manner. For example:

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We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

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We exclude certain acquisition-related costs, including significant transaction costs and the related tax effects. We exclude these costs because we do not believe they are indicative of our normal operating costs.

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We exclude the expense and tax effects associated with the non-cash amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 20 years. Exclusion of the non-cash amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

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We also exclude certain gains/losses and related tax effects, which are either isolated or cannot be expected to occur again with any predictability, and that we believe are not indicative of our normal operating gains and losses. For example, we exclude gains/losses from items such as the sale of a business, significant litigation-related matters and lump-sum pension plan settlements.

CIRCOR’s management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the Company’s operating performance and comparing such performance to that of prior periods and to the performance of our competitors. We use such measures when publicly providing our business outlook, assessing future earnings potential, evaluating potential acquisitions and dispositions and in our financial and operating decision-making process including for compensation purposes.
Investors should recognize that these non-GAAP measures might not be comparable to similarly titled measures of other companies. These measures should be considered in addition and not as a substitute for or superior to, any measure of performance, cash flow or liquidity prepared in accordance with accounting principles generally accepted in the United States.”

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We remind you that Question 102.03 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 states that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. In light of this interpretation, please tell us how you determined it was appropriate to characterize certain items as special. Please specifically address each of the relevant line items presented in your reconciliation from adjusted operating income to GAAP operating income.

Response: We acknowledge the Staff’s comment. Below are the relevant line items presented in our Q3 2016 reconciliation from adjusted operating income to GAAP operating income, along with our rationale on the appropriateness to adjust these amounts in our determination of the non-GAAP measure:

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Impairment Charges – these amounts represent non-cash impairment charges for goodwill, indefinite-lived intangibles and long-lived assets. Events and circumstances which trigger impairment consideration under ASC 360-20-35 are infrequent and unusual in nature (such as macroeconomic events, deterioration in the environment in which we operate, or litigation).

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Special other charges, net of recoveries – these amounts represent items which are unusual which management believes are not representative of normal operations. Examples of items recorded within this caption include: acquisition costs associated with a discrete business purchase, gain / loss on divesting a specific CIRCOR business, and significant litigation gains / losses.

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Special restructuring charges, net – in connection with discrete restructuring actions, such as facility closures, certain contract terminations, and reduction in workforce actions, the related operating expenses are recorded within this account classification. The rationale for the accounting treatment for these actions and amounts are consistent with the restructuring related inventory charges noted below as well as the related accounting standards regarding restructuring charges (ASC 420, Exit or Disposal Cost Obligations).

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Restructuring related inventory charges – in connection with discrete restructuring actions, such as facility closures or product line abandonment, certain inventory related amounts are recorded within this account classification. The gains and/or losses from these discrete exit actions are not indicative of our normal ongoing operations.

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Intangible acquisition amortization – Consistent with our policy, we treat the non-cash amortization of acquired intangibles from acquisitions completed subsequent to December 31, 2011, as a non-cash charge consistent with what we saw our peer companies doing and after feedback from the investing community. The amounts adjusted are fully disclosed and reconciled. The adjustment for amortization is commonly used in other non-GAAP measures such as earnings before interest, taxes, depreciation, and amortization (EBITDA).

* * * * *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (781) 270-1210, or by email Rajeev.Bhalla@circor.com.

Very truly yours,

/s/ Rajeev Bhalla
Rajeev Bhalla
Executive Vice President, Chief Financial Officer

Cc:
Nudrat Salik, SEC Staff
Heidi Steele, McDermott Will & Emery LLP
Jennifer Allen, CIRCOR SVP & General Counsel